EXHIBIT 21.1
Listing of Company Subsidiaries
Boundless Track Operations, Inc. — Nevada
Boundless Motor Sports Racing, Inc. — Texas
GPX Partners, LLC — Texas
GPX Acquisition, LLC — Texas
Volusia Operations, LLC — Florida
Volusia Speedway Park Entertainment, LLC — Florida
Volusia Speedway Park, Inc. — Florida
Boundless Racing, Inc. — Texas
World of Outlaws, Inc. — Texas
Federation Dirt International, Inc. — Delaware
Dirt Motorsports, Inc. — New York
United Midwestern Promoters Motorsports, LLC — Ohio